

September 19, 2013

Via E-mail
Sandip Rana
Chief Financial Officer
Franco-Nevada Corporation
130 King Street West, Suite 740
P.O. Box 467
Toronto, Ontario M5X 1E4, Canada

> **Re:** **Franco-Nevada Corporation**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 20, 2013**
> **Response dated September 11, 2013**
> **File No. 001-35286**

Dear Mr. Rana:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Ex-99.1
Summary of Mineral Reserves and Mineral Resources page 18

1.   We note your response to comment 2 from our letter dated August 13, 2013. Additionally, we note that your 2013 Asset Handbook provides your estimated percentage of reserves and resources for each of your assets that are used in your REU calculation. Please tell us why you are unable to include the estimated percentage of reserves and resources that can be found in your 2013 Asset handbook in your annual report. We suggest including the attributable percentage in a column in your Summary of Mineral Reserves and Mineral Resources table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining